July 7, 2005

via U.S. mail

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

Re:	ACE*COMM Corporation
	Amendment No. 1 to Registration Statement on Form S-3
	Filed June 10, 2005
	File No. 333-124351

	Form 10-K for the fiscal year ended 6/30/2004, as amended
	Forms 10-Q for the quarterly periods ended 9/30/2004, 12/31/2004 and 3/31/2005
	File No. 0-21059

Dear Mr. Delmar:

	Our review of the above filings remains limited, as described in our prior letter.

Form S-3
General

1. We note your responses to our prior comments 1 and 2. You indicate that you believe that you are not engaging in a public offering of the shares of your common stock underlying the "B" Warrants and "C" Warrants in light of the fact that you have removed these shares from your amended registration statement. However, you initially filed a resale registration statement for the public offering of securities that included securities underlying these additional investment rights, thereby engaging in a public offering of such securities, when the sales of these securities to the investors had not been consummated. Since these securities were part of the March 2005 offering that included the offer and sale of shares of common stock and the "A" Warrants, the offering, including the offer and sale of the common stock and "A" Warrants, was not completed before the resale registration statement was filed. It appears that amending your registration statement to remove shares of your common stock underlying the additional investment rights does not negate the fact that you commenced a public offering of securities issued in an uncompleted private offering. We reiterate our request that you provide a detailed factual and legal analysis as to how the filing of the resale registration statement prior to the completion of the March 2005 private placement is consistent with the requirements of Section 5 of the Securities Act. Alternatively, please revise your registration statement to provide appropriate disclosure that indicates the potential effect on the company of commencing a transaction in unregistered from and then filing a resale registration statement before completing the issuance transaction. In this regard, you should consider and disclose the consequences of any significant uncertainty as to availability of an exemption from the registration requirements of the Securities Act for the March 2005 unregistered transaction. In responding to this comment, please refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations for guidance.

Form 8-K/A: Date of Report: March 24, 2005

2. We note that the financial statements included in this Form 8-K/A includes historical financial statements for the year ending September 30, 2004. However, the financial statements of Double Helix Solutions Limited should include historical financials for the interim period along with footnotes. See Rule 3-05 of Regulation S-
X.

Form 10-K/A
3. We note your proposal regarding making changes to your Form 10-K for the fiscal year ending June 30, 2005 in response to applicable Staff comments. In light of the potential disclosure issues raised by our comments, we are not able to concur with your proposal at this time.

Financial Statements

Consolidated Statements of Operations, page F-5

4. We note your response to our prior comment 7. Your consolidated statements of operations should present the components of net revenue and cost of revenue on a disaggregated basis (i.e., present license revenue separate from service revenue)in order to comply with Rule
5-03(b) of Regulation S-X. Furthermore, tell us why the Company believes that arbitrary judgment would be involved in allocating the contract or job costs to the contract elements of products or services. In this regard, tell us why you have not established such controls to collect the required information to comply with the Rule and to have effective disclosure and controls procedures under Rule
307 of Regulation S-X.

Note 12 - Mergers and Acquisitions, page F-17

5. We note your response to prior comment 14. Tell us how you considered EITF 99-12 in your valuation that requires a period of a few days before and after the date of announcement (i.e., two days before and after the announcement date). That is, indicate why you believe your valuation methodology is appropriate. Explain why you are using a multiplier of 0.825 and explain your references to "discounts within the range estimated to be typical for a private financing by a small public company". Additionally, indicate how you considered the guidance in paragraphs 83-85 of FIN 44 in determining how to account for the vested and unvested stock options and warrants. Indicate how you considered disclosing the non-cash activity within the statements of cash flows. See paragraph 32 of SFAS 95.

6. We note your response to prior comment 15.  Explain why test
(3)
is not applicable since both entities reported a loss in the prior fiscal year. When losses are incurred, the significance test should be performed using absolute amounts. Provide the significance test for the income test.

7. We note your response to prior comment 16. We believe that it would be difficult to judge whether an investor would find this information meaningful and such disclosures has been required by the
SEC .  Your disclosures should include the following for IPR&D:

* Specific nature and fair value of each significant in-process research and development project acquired
* Completeness, complexity and uniqueness of the projects at the acquisition date
* Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates
* Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely
* Appraisal method used to value projects
* Significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, material anticipated changes from historical pricing, margins and expense levels, and the risk adjusted discount rate applied to the project`s cash flows.

In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Form 10-Q for the quarterly period ended March 31, 2005

Financial Statements, page 3

Note 6 - Mergers and Acquisitions, page 10

8. We note your response to prior comment 20. We note that you valued the shares issued to acquire Double Helix using a ten day volume weighted average price of ACE*COMM common stock. Provide us with analysis indicating how the price per share would vary as a result of using the ten day volume weighted average price verses using two days before and after announcement date to determine the fair value of the securities.

9. We note your response to prior comment 21. We believe that it would be difficult to judge whether an investor would find this information meaningful and such disclosures has been required by the
SEC.  Your disclosures should include the following for IPR&D:

* Specific nature and fair value of each significant in-process research and development project acquired
* Completeness, complexity and uniqueness of the projects at the acquisition date
* Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates
* Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely
* Appraisal method used to value projects
* Significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, material anticipated changes from historical pricing, margins and expense levels, and the risk adjusted discount rate applied to the project`s cash flows.

In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.


You may contact Morgan Youngwood, Staff Accountant, at (202) 551-
3497
or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin, Staff Attorney, at
(202) 551-3444 with any questions on any other matters. If you require further assistance, you may contact me at (202) 551-3462 or
Barbara C. Jacobs, Assistant Director at (202) 551-3730.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services

cc:	P. Hindin
	via facsimile
Steven Kaufman
Hogan & Hartson L.L.P.
	(F) (202) 637-5910
Steven R. Delmar
ACE*COMM Corporation
July 7, 2005
page 1